02035243

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ____]

AGNICO-EAGLE
MINES LIMITED

401 BAY STREET, SUITE 2302
P.O. BOX 102
TORONTO, ONTARIO
CANADA M5H 2Y4

TELEPHONE (416) 947-1212
FAX (416) 367-4681

FIRST QUARTER REPORT 2002

Agnico-Eagle Mines Limited reported first quarter net earnings of $0.5 million, or $0.01 per share unchanged from the same period in 2001. Operating cash flow was $5.0 million, or $0.07 per share, compared to $5.8 million, or $0.11 per share in 2001. This represented an improvement in cash flow from continuing operations as cash flow from operations in 2001 included a one-time tax refund of $1.5 million, or $0.03 per share.

Highlights for the first quarter include:

- Deep drilling program encounters highest-grade gold intersection at depth to date on the LaRonde property.
- El Coco property continues to confirm potential as underground drilling commenced from 20th level exploration drift.
- Refinancing of convertible notes completed, securing $144 million, 4.5% 10-year financing for the Company.

Our ambitious 2002 drill program at LaRonde has already begun to reap benefits for our shareholders with the highest-grade gold intersection at depth returned to date and continued confirmation of the potential for a new gold zone on the El Coco property. We also continue to make steady progress toward our production objective of 7,000 tons per day by the fourth quarter of this year.

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Change in Reporting Basis

As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. A full set of consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

Results of Operations

Excluding the El Coco royalty, cash costs to produce an ounce of gold remained steady in the quarter. However, the total cash operating cost to produce an ounce of gold was $161 compared to $127 in the first quarter of 2001. A gold production increase of 6% to 60,259 ounces, coupled with increases in byproduct metal production, was essentially offset by weaker prices for copper and zinc. The net difference in total cash costs was attributable to royalties payable on the El Coco property, which increased from nil in the first quarter of 2001 to $32 per ounce of gold produced in 2002. As previously projected, production for the full year 2002 remains on target for approximately 340,000 ounces of gold at an estimated total cash cost of $130 per ounce.

Liquidity and Capital Resources

At March 31, 2002 Agnico-Eagle's consolidated cash and cash equivalents amounted to $20.3 million while working capital improved to $53.3 million from $40.9 million at December 31, 2001. Including the undrawn portion of its bank credit facility, the Company has $115.3 million of available liquidity.

Cash flow from operating activities in the first quarter improved to $5.0 million from $4.3 million, excluding a one-time tax refund of $1.5 million, in the first quarter of 2001. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense, offset somewhat by lower byproduct metal prices.

For the three months, capital expenditures were $14.3 million compared to $9.6 million in the corresponding 2001 period. The increase is attributable to increased underground development and the mill expansion associated with the decision to expand the LaRonde operation to 7,000 tons per day.

Agnico-Eagle further strengthened its balance sheet in the first quarter with the refinancing of its convertible notes, which were scheduled to mature in 2004. The Company realized net proceeds of $138.5 million from the issuance of the new convertible debentures due 2012. Of this amount, $120.9 million was used to fully redeem the 2004 convertible notes and the balance was added to the Company's cash resources for general corporate purposes. Prior to this, the Company had already repurchased $1.1 million of the debentures under a previously announced normal course issuer bid.

DRILLING AND EXPLORATION

A total of seven drills were in operation in the first quarter, located on the following target areas:

- Two drills on the 20th Level exploration drift on the El Coco property.
- Two drills on production delineation drilling between Levels 98 and 152.
- Two drills on definition drilling on and below Level 194.
- One drill on Level 215 testing Zone 20 North at depth and to the west.

In addition, surface drilling on the El Coco Property was completed at the beginning of March. In all, approximately 61,000 feet of diamond drilling was completed during the quarter.

Delineation drilling above Level 152 continued and focused on Zones 20 North and 20 South. All of the results were generated from production draw points. The key results from Zone 20 North were as follows:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
14320571Au	26.9	0.26	10.75	0.08	0.15
14320571Zn	51.2	0.06	3.13	0.15	8.84

Key results from Zone 20 South were as follows:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(2.0 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
09821763	13.5	0.94	7.10	0.58	10.15
09821781	13.8	0.60	4.67	0.31	8.09
09821782	20.0	0.29	3.70	0.22	8.49
09821783	16.7	0.51	5.96	0.42	10.43
09821784	16.4	0.14	0.77	0.07	0.69
10221743	9.2	0.31	7.71	2.51	9.93
10221821	10.5	0.24	2.59	0.11	7.03
10221823	15.4	0.48	2.67	0.17	7.35
10621871	16.1	0.28	2.76	0.28	2.19
13721661	9.2	0.44	1.60	1.48	1.62
13721671	9.8	0.38	0.77	0.74	1.06

The Zone 20 South drill holes were completed near the upper western ore limit above Level 102. These mining blocks are scheduled for production during the third quarter of 2002.

Definition drilling activity increased significantly due to improved access on both Levels 194 and 212. The drill holes were completed from the haulage drifts and production draw points. The results from Levels 194 to 212 in Zone 20 North have been summarized below:

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Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
19420511	44.9	0.14	2.58	0.81	1.35
19420512	45.9	0.16	1.97	0.62	0.82
19420521	34.4	0.12	1.71	0.43	0.67
19420522	31.5	0.12	1.59	0.33	1.10
19420531	25.3	0.23	5.74	0.99	2.86
19420532	27.6	0.12	2.79	0.67	1.45
19420541	19.4	0.17	7.30	1.72	3.34
19420542	18.4	0.18	12.42	1.26	5.29
19420551	31.2	0.16	7.27	1.32	8.98
19420552	28.2	0.17	7.21	0.85	7.57
3194-29	24.3	0.14	1.50	1.18	1.30
3194-30	23.6	0.11	1.53	0.67	1.77
3194-31	36.1	0.13	1.33	0.79	1.61
3194-32	59.1	0.17	3.28	1.31	3.32
3194-33	29.5	0.18	5.75	1.18	7.23
3194-34	19.7	0.14	4.30	0.68	2.44
3194-35	32.8	0.29	1.88	1.23	0.82
3194-36	65.6	0.13	1.01	0.43	0.29
21220472	56.8	0.15	2.58	0.99	2.97
21220481	57.7	0.19	3.32	1.34	1.55
21220482	54.1	0.16	4.14	1.75	2.88

Level 194 and 215 will be the main gold/copper-producing horizons from the bottom of the Penna Shaft over the next four years. The definition drilling to date has confirmed the LaRonde geological model from both grade and thickness points of view. The tighter drilling has also confirmed last year's reserve model.

Historically, increased drill hole density has improved initial resource–reserve estimates based on widely spaced drill holes usually drilled from the shaft stations. Historically, ore development and production has indicated an upgrade of 5% with respect to drill hole indicated grades. Currently, level development has advanced to the point where production crosscuts are being driven on four levels (i.e., Levels 191, 194, 212, 215)

Based on an initial comparison with the current reserve model, the following trends are indicated by the first quarter drilling results:

- Thicknesses greater than expected.
- Gold grades as estimated in the reserve model or slightly higher.
- Average net smelter returns higher due to higher copper and silver grades.
- Increased copper grades at depth confirm LaRonde geological model.
- More tons per mining block due to higher specific gravity, improving mine flexibility.

With respect to the **deep drilling program**, one additional deep drill hole was completed below the bottom of the shaft. The results have been summarized below:

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Drill Hole	True Thickness(ft)	Gold(oz/ton)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-21B	86.6	0.24	0.33	0.03	0.03
(cut 1.5oz)	86.6	0.21	0.33	0.03	0.03

The drill hole encountered visible gold and intersected Zone 20 North at a depth of 9,050 feet, approximately 200 feet to the east and below previous drill hole 3194-08, which had intersected 0.18 ounces of gold per ton over 76 feet and approximately 350 feet to the west and below previous drill hole 3220-05, which had intersected 0.17 ounces of gold per ton over 82 feet.

The intersection was the highest grade continuous interval encountered at depth to date and continued to confirm the trend of increasing thickness at depth. The presence of visible gold at depth in this drill intersection indicates that areas of higher grade mineralization can occur at depth in Zone 20 North. The higher grade areas would enhance the economics of any deep development program. A study evaluating various development options at depth is underway and is expected to be completed over the next year.

Two drills will continue to test the area above, below and to the west of the most recent value. The objective of this phase of drilling will be to extend the resource outline to the west and to provide additional information on the quality and volume of the gold mineralization at depth.

The **eastern exploration program** continued on two fronts, from the 20th Level exploration drift and from surface. A total of 10 drill holes were completed from surface while 12 drill holes were completed from the 20th Level exploration drift. Drilling from underground was completed to a depth of 4,000 feet from surface. The drilling has indicated a mineralized envelope approximately 450 feet long starting at a depth of approximately 1,300 feet below surface and is open for expansion at depth and to the east. Assays are pending from the drill holes completed from underground. The most significant results from surface are summarized below:

Drill Hole	True Thickness(ft)	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
106-02-14	9.2	0.08	3.46	0.04	1.52
106-02-15	9.2	0.05	0.40	0.06	0.35
106-02-23	9.2	0.04	0.34	0.09	0.40

Although the results returned to date are not economic, the geology observed in the drill core, consisting of host rocks, alteration and sulphide mineralization, is considered favourable for the discovery of economic gold zones. To date a total of 759 feet of level development has been completed on the El Coco Property. Drilling in the second quarter will test the down plunge extension of the mineralized envelope from the new drill stations.

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EXPANSION UPDATE

Construction is on schedule to reach the 7,000 ton per day expanded production rate in the fourth quarter of this year.

At the Penna Shaft, hoisting began for the first time at the new safety factor of 4.0 to 1, increasing the skip load from the Level 220 loadout at the bottom of the shaft to 18 tons per skip. Both the Level 220 loadout and the mid shaft dump were completed during the first quarter. The mid shaft dump will reduce the amount of waste hoisted to surface and provide an additional source of rock fill for the upper levels. Other underground construction activity included the installation and commissioning of the second Geho pump on Level 122, the maintenance facilities on Level 134 and commencement of development of the ore silo on Level 215. Development is now through the ore on the lower levels of the Penna Shaft with initial ore production from the higher gold grade mining blocks planned for May, contributing to the planned ramp up in gold production in the last three quarters of 2002.

In the processing plant, a ball mill has been procured and is being refurbished for the expanded grinding circuit. A contract for the grinding bay was awarded and the ball mill foundations have been completed. In addition, a contract was awarded for the foundation work on the precious metals circuit and construction has now begun. The processing plant is expected to commence operation at 7,000 tons per day in October.

EXPANDING PROPERTY POSITION

Agnico-Eagle has recently agreed to acquire two gold properties, increasing its property position in the Bousquet Cadillac Mining Belt. The first was the Ellison property, consisting of eight contiguous claims between Barrick's Bousquet Mine and Cambior's Doyon Mine. Under a letter of intent signed with Yorbeau Resources Inc., Agnico-Eagle will acquire a 100% undivided interest in the Ellison property for C$500,000, a net smelter royalty varying from 1.5% to 2.5% and an additional cash payment of C$500,000 upon commencement of commercial production. The Ellison property contains three mineralized zones. A previous estimate of the mineral resource on Ellison yielded 861,000 tons grading 0.20 ounces per ton gold.

The second acquisition consisted of two claim blocks, the Zulapa and Tonawanda properties, located approximately 10 kilometres east of the LaRonde Mine. Under an agreement with Breakwater Resources Ltd., Agnico-Eagle has the option to acquire a 60% undivided interest in the properties for C$200,000 and a commitment to invest C$3.5 million in exploration on the properties over a five year period. Agnico-Eagle also has the option to increase its interest in the properties to 80%. A gold zone was previously intercepted by three diamond drill holes on the Cadillac fault at a vertical depth of approximately 1,900 feet. All three holes returned mineralization with the first hole grading 0.29 ounces of gold per ton over a true thickness of 26 feet, the second 0.64 ounces of gold per ton over seven feet and the last 0.25 ounces of gold per ton over seven

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feet. The Company is preparing a program to test the extent of the mineralization in all directions.

The Longitudinal illustrations that detail the drill results presented in this report can be viewed and/or downloaded from the Company's website:

> *www.agnico-eagle.com (Press Release) or*
> *http://files.newswire.ca/3/drillingprogramzone22.gif*
> *http://files.newswire.ca/3/long_20n1.gif*
> *http://files.newswire.ca/3/long_20n2.gif*
> *http://files.newswire.ca/3/long_20n3.gif*
> *http://files.newswire.ca/3/long_20s.gif*

This report contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable mineral reserves stand at 3.3 million contained ounces, with an additional 5.2 million ounces in the mineral resource category at its LaRonde Mine.

April 24, 2002

Sean Boyd
President & Chief Executive Officer

(thousands of United States dollars except where noted, **US GAAP basis**)	Three months ended March 31, 2002	2001
Consolidated Financial Data		
Income and cash flow		
Revenues from mining operations	**$ 25,547**	$ 21,116
Net income for period	**$ 477**	$ 498
Net income per share	**$ 0.01**	$ 0.01
Operating cash flow (before non-cash working capital)	**$ 4,972**	$ 5,806
Operating cash flow per share	**$ 0.07**	$ 0.11
Weighted average number of shares– basic (in thousands)	**68,006**	54,248
Operating and Financial Summary – LaRonde Division		
Revenues from mining operations	**$ 25,547**	$ 21,116
Mine operating costs	**17,603**	11,873
Mine operating profit	**$ 7,944**	$ 9,243
Tons of ore milled	**477,333**	477,989
Head grades:		
Gold	**0.14**	0.13
Silver	**2.52**	2.10
Zinc	**5.24%**	5.22%
Copper	**0.22%**	0.17%
Recovery rates:		
Gold	**94.54%**	93.20%
Silver	**83.70%**	82.70%
Zinc	**84.90%**	78.80%
Copper	**60.30%**	60.30%
Payable production:		
Gold (ounces)	**60,259**	56,623
Silver (ounces in thousands)	**724**	634
Zinc (pounds in thousands)	**35,997**	33,262
Copper (pounds in thousands)	**1,131**	927
Realized prices per unit of production (US$):		
Gold (per ounce)	**$ 300**	$ 269
Silver (per ounce)	**$ 4.48**	$ 4.48
Zinc (per pound)	**$ 0.36**	$ 0.46
Copper (per pound)	**$ 0.72**	$ 0.84
Onsite cash costs per ton milled (C$)	**$ 52**	$ 50
Operating costs per gold ounce produced (US$):		
Onsite operating costs (including reclamation provision)	**$ 258**	$ 288
Less: Non-cash reclamation provision	**(5)**	(5)
Net byproduct revenues	**(124)**	(156)
Cash operating costs	**$ 129**	$ 127
El Coco royalty	**32**	-
Total cash costs	**$ 161**	$ 127
Non-cash costs:		
Reclamation provision	**5**	5
Depreciation and amortization	**54**	60
Total operating costs	**$ 220**	$ 192

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(thousands of United States dollars, **US GAAP basis**)	March 31, 2002 *(Unaudited)*	December 31, 2001
ASSETS		
Current		
Cash and cash equivalents	**$ 20,295**	$ 21,180
Metals awaiting settlement and gold bullion	**29,233**	20,080
Income taxes recoverable	**-**	628
Inventories:		
In-process and unsold products	**5,806**	5,854
Supplies	**3,722**	3,903
Prepaid expenses and other	**5,996**	3,822
Total current assets	**65,052**	55,467
Fair values of derivative financial instruments	**7,693**	6,851
Investments and other assets	**6,904**	6,035
Future income and mining tax assets	**28,677**	27,196
Mining properties	**312,221**	301,221
	$ 420,547	$ 396,770
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 10,753**	$ 9,423
Dividends payable	**564**	1,853
Income and mining taxes payable	**9**	1,231
Interest payable	**385**	2,052
Total current liabilities	**11,711**	14,559
Long-term debt (note 4)	**173,750**	151,081
Reclamation provision and other liabilities	**4,269**	4,055
Fair values of derivative financial instruments	**6,742**	7,026
Future income and mining tax liabilities	**18,317**	18,317
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 68,251,002 (2001 – 67,722,853) (note 3)	**412,729**	407,347
Contributed surplus	**7,181**	7,181
Deficit	**(196,743)**	(197,220)
Accumulated other comprehensive loss	**(17,409)**	(15,576)
Total shareholders' equity	**205,758**	201,732
	$ 420,547	$ 396,770

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Consolidated Statements of Income (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars except per share amounts, **US GAAP basis**)	Three months ended March 31, 2002	2001
REVENUES		
Revenues from mining operations	**$ 25,547**	$ 21,116
Interest and sundry income	**36**	325
	25,583	21,441
COSTS AND EXPENSES		
Production	**17,603**	11,873
Exploration	**749**	973
Depreciation and amortization	**3,251**	3,381
General and administrative	**1,001**	1,070
Capital tax	**380**	325
Interest	**1,916**	3,439
Foreign exchange gain	**-**	(331)
Income before income and mining taxes	**683**	711
Income and mining tax expense	**206**	213
Net income for the period	**$ 477**	$ 498
Net income per share – basic and diluted (note 3)	**$ 0.01**	$ 0.01
Weighted average number of shares (in thousands)–		
basic	**68,006**	55,270
diluted	**79,283**	55,481

Comprehensive income (loss):

	2002	2001
Net income for the period	*$ 477*	*$ 498*
Unrealized loss on hedging activities, net of related income taxes	***(1,833)***	*-*
Cumulative transitional adjustment upon the adoption of FAS 133 related to the accounting for derivative instruments and hedging activities, net of related income taxes	*-*	*(1,785)*
Comprehensive loss for the period	***$ (1,356)***	*$ (1,287)*

Consolidated Statements of Deficit (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **US GAAP basis**)	Three months ended March 31, 2002	2001
Deficit		
Balance, beginning of period	**$(197,220)**	$ (190,465)
Net income for the period	**477**	498
Balance, end of period	**$(196,743)**	$ (189,967)

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(thousands of United States dollars, US **GAAP basis**)	Three months ended March 31, 2002	2001
Operating activities		
Net income for the period	$ **477**	$ 498
Add (deduct) items not affecting cash from operating activities		
Depreciation and amortization	**3,251**	3,381
Deferred income and mining tax recoveries	**-**	1,011
Amortization of deferred interest and financing costs on long-term debt and other	**1,244**	916
	4,972	5,806
Net change in non-cash working capital balances related to operations		
Metals awaiting settlement and gold bullion	**(9,153)**	505
Inventories	**229**	(3,944)
Prepaid expenses and other	**(2,174)**	2,368
Income and mining taxes recoverable and payable	**(594)**	(93)
Accounts payable and accrued liabilities	**1,330**	(2,751)
Interest payable	**(1,667)**	(1,120)
Cash flows from (used in) operating activities	**(7,057)**	771
Investing activities		
Additions to mining properties	**(14,252)**	(9,601)
Increase in investments and other	**(9)**	6
Cash flows used in investing activities	**(14,261)**	(9,595)
Financing activities		
Dividends paid	**(1,289)**	(1,116)
Common shares issued	**5,226**	765
Proceeds from long-term debt	**143,750**	7,500
Financing costs	**(5,266)**	-
Repayment of the Company's senior convertible notes	**(121,971)**	-
Resale of the Company's own shares held by a subsidiary company and other	**-**	1,566
Cash flows from financing activities	**20,450**	8,715
Effect of exchange rate changes on cash and cash equivalents	**(17)**	294
Net increase (decrease) in cash and cash equivalents	**(885)**	185
Cash and cash equivalents, beginning of period	**21,180**	13,906
Cash and cash equivalents, end of period	**$ 20,295**	$ 14,091
Other operating cash flow information:		
Interest paid during the period, net of capitalized interest of $685 (2001 – nil)	**$ 18,712**	$ 3,785
Taxes paid (recovered) during the period	**$ 3,329**	$ (2,521)

AGNICO-EAGLE MINES LIMITED

Notes to Interim Consolidated Financial Statements, US GAAP basis (Unaudited)

1. Basis of Presentation

Prior to January 1, 2002, the Company's consolidated financial statements were prepared under Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to United States generally accepted accounting principles ("US GAAP") is presented in Note 11 to the 2001 annual consolidated financial statements. As a result of its substantial US shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to US GAAP effective January 1, 2002. Interim consolidated financial statements and the related management discussion and analysis prepared under Canadian GAAP will also continue to be prepared for statutory reporting purposes in Canada and sent to shareholders.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2002 and the results of operations and cash flows for the three-month period ended March 31, 2002 and 2001.

Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2001 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2001.

2. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Capital Stock

Weighted average number of shares for purposes of calculating basic and diluted earnings per share have been determined as follows (in thousands):

Weighted average number of shares for purposes of calculating basic earnings per share	**68,006**	55,270
Dilutive effect of employees stock options	**1,009**	211
Dilutive effect of the Company's 2012 convertible debenture	**10,268**	-
Adjusted weighted average number of shares, for purposes of calculating diluted earnings per share	**79,283**	55,481

3. **Capital Stock (continued)**

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2002 were exercised:

Common shares outstanding at March 31, 2002	68,251,002
Convertible debenture [based on debenture holders' option]	10,267,919
Employees' stock options	4,259,650
	82,778,571

Issued and outstanding capital includes the advances to officers and directors of $0.4 million (2001 - $0.4 million).

During the three-month period ended March 31, 2002, 520,550 (2001 – 69,850) employee stock options were exercised for cash of $3.3 million (2001 - $0.3 million).

The Company accounts for its stock-based plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees", which results in the recording of no compensation expense in Agnico-Eagle's circumstances. On a pro forma basis under Financial Standards Accounting Board ("FASB") Statement No. 123, for the three-month period ended March 31, 2002, the Company would have reported a loss of $0.3 million (2001 – loss of $0.2 million), after giving effect to the grants subsequent to 1994. The weighted average grant date fair value of options granted in 2002 amounted to C$15.93 per share. The estimated fair value of the options is amortized to expense over the options' vesting period, on a pro forma basis.

Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions using a risk free interest rate of 5.5%; expected volatility of Agnico-Eagle's share price of 32.4%; expected dividend yield of 0.46% and an expected life of the options of 2 years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

4. Long-term debt

	March 31, 2002 *(Unaudited)*	December 31, 2001
Convertible debenture (note 4(a))	$ **143,750**	$ -
Senior convertible notes (note 4(b))	**-**	121,081
Revolving credit facility	**30,000**	30,000
	$ **173,750**	$ 151,081

(a) Convertible debentures

On February 11, 2002, Agnico-Eagle issued $143.75 million aggregate stated amount at maturity of convertible debentures due February 11, 2012 for net proceeds of $138.5 million after deducting underwriting commissions and other issue costs totalled $5.3 million. The debentures bear interest of 4.50% per annum payable in cash or in common shares, at the Company's option, semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 stated amount. The debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006 for cash.

(b) Senior convertible notes

In February 2002, the entire amount of the Company's senior convertible notes was called for redemption on March 18, 2002 for cash of $120.9 million. There is no gain or loss on the redemption of the Company's senior convertible notes.

5. Recent Accounting Pronouncement

Staff Accounting Bulletin No. 74 released by the staff of the U.S. Securities and Exchange Commission ("SEC") requires disclosures of certain information related to new accounting standards which have not been adopted due to delayed effective dates. FAS No. 143 on "Asset Retirement Obligations", which is effective for financial years beginning after June 15, 2002, requires asset retirement obligations to be initially measured at fair value at the time the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. Agnico-Eagle is currently evaluating the impact of adopting FAS No. 143. Effective January 1, 2002, the Company adopted FAS No. 144 on "Accounting for the Impairment of Long-Lived Assets", which sets out accounting criteria for the determination of impairment of long-lived assets. The adoption of FAS No. 144, has no material impact on the Company's financial results.

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QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
CANADIAN GAAP

Results of Operations

Agnico-Eagle Mines Limited reported first quarter net earnings of $5.8 million, or $0.13 per share ($0.12 per share on a fully diluted basis) compared to essentially breakeven results for the same period in 2001. First quarter earnings per share included a net of tax gain of $8.7 million related to the redemption of the Company's 2004 senior convertible notes, of which $4.9 million was credited directly to net earnings and $3.8 million was credited to deficit in shareholders' equity. Operating cash flow was $5.1 million, or $0.07 per share, compared to $5.9 million, or $0.11 per share in 2001. This represented an improvement in cash flow from continuing operations as cash flow from operations in 2001 included a one-time tax refund of $1.5 million, or $0.03 per share.

Excluding the El Coco royalty, cash costs to produce an ounce of gold remained steady in the quarter. However, the total cash operating cost to produce an ounce of gold was $161 compared to $127 in the first quarter of 2001. A gold production increase of 6% to 60,259 ounces, coupled with increases in byproduct metal production, was essentially offset by weaker prices for copper and zinc. The net difference in total cash costs was attributable to royalties payable on the El Coco property, which increased from nil in the first quarter of 2001 to $32 per ounce of gold produced in 2002. As previously projected, production for the full year 2002 remains on target for approximately 340,000 ounces of gold at an estimated total cash cost of $130 per ounce.

Liquidity and Capital Resources

At March 31, 2002 Agnico-Eagle's consolidated cash and cash equivalents amounted to $20.3 million while working capital improved to $55.2 million from $42.6 million at December 31, 2001. Including the undrawn portion of its bank credit facility, the Company has $115.3 million of available liquidity.

Cash flow from operating activities in the first quarter improved to $5.1 million from $4.4 million, excluding a one-time tax refund of $1.5 million, in the first quarter of 2001. The increase in cash flow from continuing operations is attributable to an increased gold price, higher gold production and lower interest expense; offset somewhat by lower byproduct metal prices.

For the three months, capital expenditures were $14.3 million compared to $9.6 million in the corresponding 2001 period. The increase is attributable to increased underground development and the mill expansion associated with the decision to expand the LaRonde operation to 7,000 tons per day.

Agnico-Eagle further strengthened its balance sheet in the first quarter with the refinancing of its convertible notes, which were scheduled to mature in 2004. The Company realized net proceeds of $138.5 million from the issuance of the new convertible debentures due 2012. Of this amount, $120.9 million was used to fully redeem the 2004 convertible notes and the balance was added to the Company's cash resources for general corporate purposes. Prior to this, the Company had already repurchased $1.1 million of the debentures under a previously announced normal course issuer bid.

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(thousands of United States dollars, **Canadian GAAP basis**)	March 31, 2002	December 31, 2001
	(Unaudited)	
ASSETS		
Current		
Cash and cash equivalents	**$ 20,295**	$ 21,180
Metals awaiting settlement and gold bullion	**30,107**	21,009
Income taxes recoverable	**-**	628
Inventories:		
In-process and unsold products	**5,373**	5,171
Supplies	**3,722**	3,903
Prepaid expenses and other	**7,371**	5,235
Total current assets	**66,868**	57,126
Investments and other assets	**11,133**	12,151
Future income and mining tax assets	**20,567**	22,055
Mining properties	**315,619**	304,180
	$ 414,187	$ 395,512
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**$ 10,753**	$ 9,423
Dividends payable	**564**	1,853
Income and mining taxes payable	**9**	1,231
Interest payable	**385**	2,052
Total current liabilities	**11,711**	14,559
Long-term debt	**30,000**	147,266
Reclamation provision and other liabilities	**4,269**	4,055
Future income and mining tax liabilities	**18,317**	18,317
Shareholders' Equity		
Common shares		
Authorized – unlimited		
Issued – 68,251,002 (2001 – 67,722,853)	**253,316**	247,965
Convertible debentures , due 2012	**88,846**	-
Other paid-in capital	**55,028**	14,521
Contributed surplus	**5,560**	5,560
Deficit	**(52,860)**	(56,731)
Total shareholders' equity	**349,890**	211,315
	$ 414,187	$ 395,512

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Consolidated Statements of Income (loss) (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars except per share amounts, **Canadian GAAP basis**)	Three months ended March 31, 2002	2001
REVENUES		
Revenues from mining operations	**$ 25,092**	$ 20,792
Interest and sundry income	**228**	163
	25,320	20,955
COSTS AND EXPENSES		
Production	**17,352**	12,072
Exploration	**749**	973
Depreciation and amortization	**2,812**	2,786
General and administrative	**1,001**	1,070
Capital tax	**380**	325
Interest	**1,925**	3,866
Foreign exchange loss	**-**	216
Income (loss) before the under-noted	**1,101**	(353)
Gain on settlement of the Company's senior convertible notes	**6,184**	-
Income (loss) before income tax expense (recovery)	**7,285**	-
Income and mining tax expense (recovery)	**1,507**	(100)
Net income (loss) for the period	**$ 5,778**	$ (253)
Net income per share - basic	**$ 0.13**	$ -
- diluted	**$ 0.12**	$ -
Weighted average number of shares (in thousands)–		
basic	**68,006**	55,270
diluted	**79,283**	55,481

Consolidated Statements of Deficit (Unaudited) **Agnico-Eagle Mines Limited**

(thousands of United States dollars, **Canadian GAAP basis**)	Three months ended March 31, 2002	2001
Deficit		
Balance, beginning of period	**$ (56,731)**	$ (36,880)
Net income (loss) for the period	**5,778**	(253)
	(50,953)	(37,133)
Interest costs associated with the Company's convertible debentures	**(474)**	-
Gain on settlement of the conversion option related to the Company's senior convertible notes, net of related income taxes	**3,833**	-
Share issue expense	**(5,266)**	(1)
Balance, end of period	**$ (52,860)**	$ (37,134)

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(thousands of United States dollars, **Canadian GAAP basis**)	Three months ended March 31, 2002	2001 *Restated (note 1)*
Operating activities		
Net income (loss) for the period	**$ 5,778**	$ (253)
Add (deduct) items not affecting cash from operating activities		
Depreciation and amortization	**2,812**	2,786
Deferred income and mining taxes	**1,300**	1,336
Gain on the settlement of the Company's senior convertible notes	**(6,184)**	-
Amortization of deferred interest and financing costs on long-term debt and other	**1,423**	2,073
	5,129	5,942
Net premium paid on metals, foreign currency and interest rate option contracts	-	(34)
Net change in non-cash working capital balances related to operations		
Metals awaiting settlement and gold bullion	**(9,098)**	829
Inventories	**(21)**	(3,746)
Prepaid expenses and other	**(2,136)**	1,270
Income and mining taxes recoverable and payable	**(594)**	387
Accounts payable and accrued liabilities	**1,330**	(2,757)
Interest payable	**(1,667)**	(1,120)
Cash flows from (used in) operating activities	**(7,057)**	771
Investing activities		
Additions to mining properties	**(14,252)**	(9,601)
Increase in investments and other	**(9)**	6
Cash flows used in investing activities	**(14,261)**	(9,595)
Financing activities		
Dividends paid	**(1,289)**	(1,116)
Common shares issued	**5,226**	765
Proceeds from the issuance of the Company's convertible debenture	**143,750**	-
Proceeds from long-term debt	-	7,500
Financing costs related to the issuance of the convertible debenture	**(5,266)**	-
Repayment of the Company's senior convertible notes	**(121,971)**	-
Resale of the Company's own shares held by a subsidiary company and other	-	1,566
Cash flows from financing activities	**20,450**	8,715
Effect of exchange rate changes on cash and cash equivalents	**(17)**	294
Net increase (decrease) in cash and cash equivalents	**(885)**	185
Cash and cash equivalents, beginning of period	**21,180**	13,906
Cash and cash equivalents, end of period	**$ 20,295**	$ 14,091

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Notes to Interim Consolidated Financial Statements, Canadian GAAP basis (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in US dollars in accordance with Canadian GAAP with respect to the preparation of interim financial information. Accordingly, they do not include all information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the audited financial statements and notes included in the Annual Information Form/Form 20-F for the year ended December 31, 2001.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2001 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2001.

2. Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. Reconciliation of United States and Canadian GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company has followed in its US GAAP basis consolidated financial statements. Some of the more significant differences between Canadian and US GAAP that impact the consolidated financial statements are as follows:

(a) Under US GAAP, the Company's unsold dore gold and silver are carried at cost as opposed to net realizable value, as permitted under Canadian GAAP.

(b) Effective January 1, 1999, Agnico-Eagle adopted the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Under US GAAP, prior period's consolidated financial statements were translated to US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach has been applied from January 1, 1994. Under Canadian GAAP, Agnico-Eagle's consolidated financial statements for all periods up to December 31,

1998 have been translated into US dollars using the closing spot Canadian and US exchange rate of $1.5333. The use of different exchange rates and the different adoption dates for US and Canadian GAAP purposes gave rise to a $14.0 million deficit in the cumulative translation adjustment account within US GAAP shareholders' equity as at March 31, 2002 and 2001.

(c) Under Canadian GAAP, Agnico-Eagle presents the 2012 convertible debenture issued in 2002, in its entirety, as an equity instrument. The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principle payments, at the time of issuance of $88.75 million, together with any accrued deferred interest is reflected as a long-term liability, carried at amortized cost and is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to retained earnings as incurred, but are included as a component of the Company's net earnings for purposes of calculating of earnings per share under Canadian GAAP.

Also, $5.3 million of financing costs associated with the 2012 convertible debentures, which is accounted for as deferred financing costs under US GAAP has been charged against retained earnings under Canadian GAAP.

In March 2002, the Company redeemed the entire amount of the outstanding 2004 senior convertible notes for cash of $120.9 million. Under Canadian GAAP, this transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in earnings.

(d) Under US GAAP, amortization of mining properties, other than the milling facilities at the LaRonde Mine, is calculated using the unit-of-production basis using only the proven and probable reserves of the mine. Depreciation of the milling facilities at the LaRonde Mine is determined, net of residual value, using the straight-line method based on the estimated useful lives of the assets, which does not exceed 20 years. Under Canadian GAAP, the amortization of mining properties is calculated using the unit-of-production basis using the proven and probable reserves and non-reserve material of the mine when sufficient objective evidence exists to support a conclusion that is probable that the non-reserve material will be produced.

(e) Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. In particular, the Company uses over-the-counter put and call option metals and foreign exchange contracts to hedge against its net revenues from mining operations and its costs of production, respectively. For fiscal years up to December 31, 2000, unrealized gains and losses on these contracts were included in the determination of income with the exception of the gold puts purchased which are accounted for as a component of the related hedged transaction under US GAAP.

Effective January 1, 2001, for the purposes of preparing financial information in accordance with US GAAP, the Company prospectively adopted the new accounting recommendations made under FAS No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The new accounting recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective. In 2001, none of Agnico-Eagle's derivative financial instruments qualified as designated hedges under FAS 133.

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Effective January 1, 2002, for the purposes of preparing financial information in accordance with US GAAP, Agnico-Eagle implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133 for its gold put and foreign exchange hedge contracts. All other hedge contracts do not qualify for hedge accounting under FAS 133.

Under Canadian GAAP, gains and losses on derivative financial instruments are accounted for as a component of the related hedged transaction. Prior to October 24, 2000, net option premiums paid or received were deferred and included in the consolidated balance sheets as other assets or other liabilities. These items were recognized in earnings when the related hedging transactions occurred. In the event of early settlement of hedging transactions, gains or losses were deferred and recognized in earnings at the delivery dates originally designated. Where the underlying transactions were no longer expected to occur, with the effect that a hedge no longer existed, unrealized gains or losses were recognized in earnings at the point such determination was made. After October 24, 2000, Agnico-Eagle prospectively adopted the new accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options". Under this basis of accounting, net premiums and the fair value of all call options written after October 24, 2000 are recognized in earnings. The adoption of this new accounting standard has no impact on the existing accounting policy on the Company's current and future purchased put option transactions.

(f) US GAAP requires that cumulative share issue costs of $18.6 million in 2002 and 2001 be recorded as a reduction of proceeds of issue instead of a charge to the deficit account as has been done under Canadian GAAP.

(g) Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP and would result in an increase in both capital stock and deficit of $159.2 million in 2002 and 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: May 9, 2002

By: [signature]
Sean Boyd
President and Chief Executive Officer